UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68026

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rainmakers Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Sansome Street, Suite 3500
(No. and Street)

San Francisco (City) CA (State) 94104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2727 Paces Ferry Rd SE, Ste 2-1680 (Address) Atlanta (City) GA (State) 30339 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _JIM SOLEYMANLOU_ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Rainmakers Partners, LLC _____ , as
of _December 31_ , 20_20_ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

Jim Soleymanlou
Signature

PRESIDENT
Title

"Based upon the Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper
Submissions in Light of COVID-19 Concerns and the difficulties arising from Covid 19, Rainmakers Partners, LLC is
making this filing without a notarization."

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

RAINMAKERS PARTNERS, LLC

Financial Statements
For the Year Ended December 31, 2020
With
Report of Independent Registered Public Accounting Firm

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Rainmakers Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Rainmakers Partners, LLC (the "Company") as of December 31, 2020, the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2007.

March 26, 2021
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

RAINMAKERS PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash	$	41,003
Prepaid Expenses		2,722
Total Assets	$	43,725

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts Payable and Accrued Expenses	$	3,789
Member's Equity		39,936
Total Liabilities and Member's Equity	$	43,725

See Accompanying Notes.

RAINMAKERS PARTNERS, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020

Revenues		
Success Fees	$	420,000
Retainer Fees		100,000
Total Revenues		520,000
Expenses		
Commissions		85,000
Professional Fees		28,746
Other		7,875
Occupancy		3,493
Technology and Communications		1,823
Total Expenses		126,937
Net Income	$	393,063

See Accompanying Notes.

RAINMAKERS PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

Balance - January 1, 2020	$	8,873
Contributions by Member		16,000
Distributions to Member		(378,000)
Net Income		393,063
Balance - December 31, 2020	$	39,936

See Accompanying Notes.

RAINMAKERS PARTNERS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	393,063
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Increase in Prepaid Expenses		(1,329)
Increase in Accounts Payable and Accrued Expenses		1,596
Net Cash Provided by Operating Activities		393,330
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions by Member		16,000
Distributions to Member		(378,000)
Net Cash Used by Financing Activities		(362,000)
NET INCREASE IN CASH		31,330
CASH BALANCE:		
Beginning of Year		9,673
End of Year	$	41,003

See Accompanying Notes.

RAINMAKERS PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Rainmakers Partners, LLC (the "Company"), a limited liability company, was organized in November 2007. In January 2009, the Company became a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). As a limited liability company, the member's liability is limited to the member's investment.

Cash: The Company maintains its bank accounts in a high credit quality institution. Balances at times may exceed federally insured limits.

Income Taxes: The Company is taxed as a proprietorship. Income or losses of the Company flow through to the member and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Revenue Recognition: Revenue from contracts with customers includes placement and advisory services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company provides placement and advisory service related to capital raising activities and mergers and acquisition transactions. Revenue for advisory arrangements is generally recognized at the point in time that performance under the agreement is completed (the closing date of transaction) or the contract is terminated. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing the revenue are reflected as deferred revenue.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition (continued): The Company recognizes success fee revenues from capital raising services and merger acquisition advisory services upon the completion of a success fee based transaction as this satisfies the only performance obligation identified by the Company.

The Company recognizes certain retainer revenue from contracts with customers upon delivery of a list of possible participants to the transactions as this is the only performance obligation identified by the Company. The amount of retainer revenue recognized without the consummation of a success fee based transaction or formal termination of an engagement was $100,000 and has been included in Retainer Fee revenue in the accompanying Statement of Operations.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were issued.

NOTE B - NET CAPITAL

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $37,214, which was $32,214 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was .10 to 1.0.

NOTE C – LEASES

The Company leases office space under a month-to-month lease. Rent expense for the year ended December 31, 2020 was approximately $3,493.

The Company has elected, for all underlying classes of assets, to not recognize right of use (ROU) assets and liabilities for short term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise.

NOTE D - CONCENTRATIONS

All revenues during 2020 were earned from two customers.

NOTE E - RELATED PARTY TRANSACTIONS

The Company has a related party owned by its member that is located in France. The foreign sister company is engaged in unregulated foreign transactions similar to the business of the Company. There were no transactions between the related party and the Company during 2020.

NOTE F – CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2020.

NOTE G – ECONOMIC RISKS

In March 2020, the World Health Organization (WHO) declared COVID-19 a global pandemic. This pandemic event has resulted in significant business disruption and uncertainty in both global and U.S. markets. While the Company believes that it is in an appropriate position to sustain the potential short-term effects of these world-wide events, the direct and long-term impact to the Company and its financial statements is undetermined at this time.

SUPPLEMENTARY INFORMATION TO FINANCIAL STATEMENTS

RAINMAKERS PARTNERS, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2020

Member's Equity	$	39,936
Less Non-allowable Assets:		
Prepaid Expenses		2,722
Net Capital		37,214
Minimum Net Capital Required (Greater of $5,000 or 6 2/3 % of Aggregate Indebtedness)		5,000
Excess Net Capital	$	32,214
Total Aggregrate Indebtedness	$	3,789
Net Capital Based on Aggregate Indebtedness	$	253
Percentage of Aggregate Indebtedness to Net Capital		10.18%

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED
IN A PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2020

There is no significant difference between net capital as reported in
Part IIA of Form X-17A-5 and net capital as reported above.

RAINMAKERS PARTNERS, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2020

The Company does not claim exemption from Rule 15c3-3 in reliance upon Footnote 74 of 2013 Release.
The Company does not hold customer funds or securities.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2020

The Company does not claim exemption from Rule 15c3-3 in reliance upon Footnote 74 of 2013 Release.
The Company does not hold customer funds or securities.

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Rainmakers Partners, LLC

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) Rainmakers Partners, LLC did not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release, and (2) Rainmakers Partners, LLC stated that Rainmakers Partners, LLC met the identified conditions for such reliance throughout the most recent fiscal year without exception. Rainmakers Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence Rainmakers Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the 2013 Release.

March 26, 2021
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC

Rainmakers Partners, LLC
One Sansome Street, Suite 3500
San Francisco, CA 94104

2020 EXEMPTION REPORT

We, as members of management of Rainmakers Partners, LLC (the "Company") are responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k) (the "exemption provisions") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

We have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii) but also (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Accordingly, based on our evaluation we make the following statements to the best knowledge and belief of the Company:

1. We reviewed the provisions of Rule §15c3-3 and related guidance stated in the SEC Staff's FAQ and confirmed that the Company relied on Footnote 74 of the 2013 Release.
2. The Company conducted business activities involving placement and advisory services to customers consisting of capital raising activity throughout the year ended December 31, 2020 without exception.
3. The Company met the identified conditions for such reliance throughout the period January 1, 2020 to December 31, 2020 without exception.

Jim Soleymanlou

Jim Soleymanlou, President

March 26 , 2021